SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 198th Board of Directors’ Meeting” dated on September 13, 2011.

(São Paulo – Brazil; September 14, 2011) Telecomunicações de São Paulo S. A. –Telesp (“the Company” or “Telesp”) (NYSE: VIV; BOVESPA: TLPP) hereby informs the Minutes of the 198th Board of Directors’ Meeting held on September 13, 2011:

1. DATE, TIME AND LOCATION: September, 13, 2011, at 11 a.m., at Rua Martiniano de Carvalho, 851, in the city of São Paulo, State of São Paulo.

2. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the By-laws. The Vice-Chairman of the Board, José Maria Alvarez Pallete has participated of the meeting by videoconferencing from London, England; the Directors Fernando Abril Martorell-Hernandez, Francisco Javier de Paz Mancho, José Fernando de Almansa Moreno Barreda and José Manuel Fernandez Norniella have participated of the meeting by videoconferencing from Madrid, Spain; the Directors Narcis Serra Serra e Luiz Fernando Furlan have been represented by Antonio Carlos Valente da Silva, by means of voting delegation; the Director Miguel Angel Gutierrez Mendes has participated by audioconferencing from Buenos Aire, Argentine; all pursuant provisions of Clause 19, § 4º of the By-laws, with late execution of the current minute. Flávio Stamm, Stael Prata Silva Filho and Cremênio Medola Neto, members of the Board of Auditors, have participated of the meeting pursuant provisions of Article 163, §3º of Law No. 6.404/76.

3. AGENDA AND RESOLUTIONS:

The Chairman of the Board of Directors of Telecomunicações de São Paulo S.A. – Telesp (“Company”), Antonio Carlos Valente da Silva, clarified that, as it was known by all those in attendance, the purpose of the meeting was to resolve the terms and conditions for the merger of the wholly-owned subsidiary of the Company Vivo Participações S.A., a publicly-held company incorporated in accordance with the laws of Brazil, headquartered in the city of São Paulo, State of São Paulo, at Avenida Roque Petroni Junior, 1464, 6th floor, enrolled with CNPJ/MF under N. 02.558.074/0001-73 (“Vivo Part.”), into the Company. He highlighted that the purpose of the aforementioned merger is justified to continue the simplification of the companies corporate structure, which has been initiated with the merger of the totality of shares of Vivo Part. into the Company, becoming Vivo

Text_SP 4106485v3 2523/852

Minute of 198th Board of Directors Meeting

Part. a wholly-owned subsidiary of the Company, approved by the relevant shareholders on Extraordinary Shareholders Meetings held on April 27, 2011.

The Chairman also clarified that the intended merger was submitted to the Brazilian National Telecommunications Agency – ANATEL and was approved according to the Act N. 5.703, dated as of August 16, 2011, published in the Daily Official Government Newspaper (DOU) on August 18, 2011.

Finally, the Chairman reported that the agenda of the meeting was previously analyzed by the Auditing and Control Committee (Comitê de Auditoria e Controle) of the Company.

After the initial exhibition, the Directors have acknowledged the valuation report of the net worth of Vivo Part. and the Protocol of Merger and Instrument of Justification of Vivo Participações S.A. into Telecomunicações de São Paulo S.A. – Telesp (“Protocol”) to be executed by the Company and its wholly-owned subsidiary Vivo Part.

After clarifications rendered, the present members of the Board of Directors unanimously resolved:

3.1. to approve, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the draft of the Protocol to be executed on the date hereof by the Company and Vivo Part., which states the merger of Vivo Part. into the Company. The Protocol sets forth the terms and general conditions of the intended merger, the justifications of the transaction and the valuation criteria of shares and assets to be merged into the Company. Pursuant provisions of the Protocol, the merger will not result in a capital increase of the Company, since the net worth of Vivo Part., a wholly-owned subsidiary of the Company, currently integrates its net worth, being not applicable, by the same reasons, the exchange ratio of the shareholding of the non-controlling shareholders of Vivo Part. by shares issued by the Company. Therefore, the valuation of the net worth at market prices, pursuant provisions set forth in Article 264 of Law N. 6.404/76, in accordance with recent understandings of Securities Exchange Commission – Comissão de Valores Modiliários (“CVM”).Considering the approval of the terms and conditions of the Protocol herein resolved, the clarifications provided regarding the intended corporate restructuring, and also the favorable opinion of the Board of Auditors, the Directors expressed their favorable opinion to the implementation of the analyzed transaction and authorized the execution of the Protocol by the Board of Officers of the Company, as well as authorized the Officers to take all the necessary measures to implement the merger, including, but not limited to, the call to the Extraordinary Shareholders Meeting to resolve on the analyzed transaction;

3.2. to ratify, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the retaining by the Board of Officers of the Company of the specialized company Ernst & Young Terco Auditores Independentes S.S., enrolled with

Text_SP 4106485v3 2523/852

Minute of 198th Board of Directors Meeting

CNPJ/MF under N. 61.366.936/0001-25, to evaluate the net worth of Vivo Part. to be merged into the Company;

3.3. to approve, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the valuation report of the net worth of Vivo Part., valuated at book value, dated as of August 31, 2011;

3.4. to approve, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the tender of the Board of Officers regarding interim dividends distribution and interest on net-equity payment to the shareholders, as follows: (i) interim dividends in the amount of R$ 382,400,000,00 (three hundred and eighty-two million, four hundred reais), pursuant provisions of the profits of the quarterly balance sheet dated as of July, 31, 2011, which shall be considered as minimum mandatory dividend; (ii) interest on net-equity in the gross amount of R$ 1,250,000,000.00 (one billion, two hundred and fifty million reais), corresponding to the net value of R$ 1,062,500,000.00 (one billion, sixty-two million, five hundred Brazilian Reais), after deduction of the Withholding Tax on Net Income, which may be considered minimum mandatory dividend, ad referendum of the general shareholders meeting of the Company; (iii) the interim dividends and the interest on net-equity shall be accounted on September 30, 2011; (iv) the distribution of interim dividends and the payment of the interest on net-equity shall be initiated until the end of the current fiscal year. The Board of Directors of the Company shall establish the specific date in this term; (v) the interim dividends and the interest on net-equity shall be distributed individually to the shareholders, observed their portions on the net equity on September 30, 2011. After this date, the shares of the Company shall be considered as ex-dividends and ex-interest on net-equity;

3.5. to approve, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the increase of authorized capital of the Company, from the current 700,000,000 (seven hundred million) shares to 1,350,000,000 (one billion, three hundred and fifty million) shares;

3.6. to approve, ad referendum of the general shareholders meeting of the Company that will resolve about this matter, the modification of the corporate name of the Company to Telefònica Brasil S.A., due to the corporate restructuring; and

3.7. to approve the draft of the call notice to the extraordinary general shareholders’ meeting of the Company which will resolve about transaction and the amendments to the Bylaws of the Company, as set forth above, to be published.

As no matters were left to be discussed, the meeting was adjourned and the minute was drawn up, and after read and approved, it was executed by the Directors and by the Secretary, being registered at the corporate books.

Text_SP 4106485v3 2523/852

Minute of 198th Board of Directors Meeting

Antonio Carlos Valente da Silva
Chairman of the Board of Directors

José Maria Alvarez-Pallete López
Vice-Chairman of the Board of Directors

Luis Miguel Gilperez López

Fernando Xavier Ferreira

Francisco Javier de Paz

Guillermo José Fernández Vidal

Iñaki Urdangarín

José Fernando de Almansa Moreno-Barreda

José Manuel Fernandez Norniella

Juan Carlos Ros Brugueras

Luciano Carvalho Ventura

Luis Javier Bastida Ibarguen

Luiz Fernando Furlan
Represented by Antonio Carlos Valente da Silva, by voting delegation

Miguel Angel Gutiérrez Méndez

Text_SP 4106485v3 2523/852

Minute of 198th Board of Directors Meeting

Text_SP 4106485v3 2523/852

Minute of 198th Board of Directors Meeting

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	September 14, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director